Exhibit 12.1
STATEMENT REGARDING THE COMPUTATION OF RATIOS
Our earnings are inadequate to cover combined fixed charges and preference dividends. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated.

	Year Ended December 31,
	2010	2011	2012	2013	2014
Loss before income taxes	$(2,984)	$(9,737)	$(8,181)	$(16,041)	$(13,418)
Add fixed charges:
Interest expense	4	959	894	588	597
Amortization of costs related to indebtedness	3	—	—	56	69
Estimated interest factor in rent	254	295	325	345	324
Earnings (loss)	$(2,723)	$(8,483)	$(6,962)	$(15,052)	$(12,428)

Fixed charges and preference dividends:
Interest expense	4	959	894	588	597
Amortization of costs related to indebtedness	3	—	—	56	69
Estimated interest factor in rent	254	295	325	345	324
Total fixed charges	261	1,254	1,219	989	990
Add:
Preferred stock dividends	—	1,010	660	726	1,144
Combined fixed charges and preferred stock dividends	$261	$2,264	$1,879	$1,715	$2,134
Ratio of earnings(loss) to fixed charges	—	—	—	—	—
Ratio of earnings(loss) to combined fixed charges and preferred stock dividends	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$2,984	$9,737	$8,181	$16,041	$13,418
Deficiency of earnings available to cover combined fixed charges and preference dividends	$2,984	$10,747	$8,841	$16,767	$14,562